Heroic Enterprises, Public Benefit Corporation



913 Main St.
Bastrop, Texas 78602
(737) 234-0198

www.heroic.us

In this annual report, the terms "Heroic", "the company", "we", "us" and "our" refer to Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation, and its consolidated subsidiaries. The company, having offered and sold preferred stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2021. A copy of this annual report may be found on the company's website at www.heroic.us/c-ar.

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS

Overview

We founded the company in 2020 to help create a world in which 51% of the world's population is flourishing by the year 2051. How? By helping you move from theory to practice to mastery and express the best, most heroic version of yourself, more and more consistently. Our products are currently offered via web-based and mobile platforms directly to our customers.

On September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), with the company being the surviving entity. Our CEO and founder, Brian Johnson, was also the CEO and founder of Optimize. The Crowdfunding SPV, Heroic CF SPV, LLC was organized on April 27, 2022, and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities.

Principal Products and Services

The company offers three products: Optimize by Heroic, the Heroic platform, and Heroic Coach (previously known as Optimize Coach). Optimize by Heroic is completely free, while both the Heroic platform and Heroic Coach are intended to generate revenue. We create direct-to-consumer products. No individual customer represents a significant portion of revenue.

Optimize by Heroic

Optimize by Heroic provides members access to a collection of wisdom content (in the form of written, audio, and video lessons) from the world's best-books and personal development resources. It is delivered via mobile apps and a web-based platform. Over 200,000 people from nearly every country in the world have signed up for Optimize by Heroic.

Prior to October 8, 2021, the Optimize product generated revenue via monthly, annual, and lifetime membership subscriptions. We chose to make this product free as a product-driven growth strategy, supporting new customer acquisition for the Heroic social training platform and Heroic Coach program.

Heroic Social Training Platform

Heroic is a social training platform that empowers people to move from theory to practice to mastery so they can show up more consistently as the best, most heroic versions of themselves. The MVP of this product was released on iOS on April 9, 2022. The company plans to introduce many new features in the future—including an Android app in Summer 2022 and social + community engagement in October 2022.

As of May 1, 2022, Heroic membership subscriptions will retail for $70/year. The actual annual membership may be higher or lower than the current price. The company has in the past and intends in the future to conduct promotional pricing.

Heroic Coach

Heroic Coach is a 300-day certification program for helping people to become the best versions of themselves. The program includes digital content (video lessons, worksheets, reflections, and practices) and access to live coaching calls for individualized support. As of the date of this annual report, Heroic Coach retails for $1,000 (with payment-plan options available), which gives participants lifetime access to course content, and 1 year of access to Live Coaching sessions. Additionally, extended access to Live Coaching sessions may be purchased at $500 per year, or $1,000 for lifetime access. The company has in the past and intends in the future to conduct promotional pricing.

Over 11,000 people from 111+ countries have joined Heroic Coach. The program is delivered via mobile apps, a web-based platform, and video-conferencing software.

Market

Heroic offers a solution to a 2,500 year old problem: How to become the best, most heroic, versions of ourselves? This is a problem that impacts all people, to differing extents.

Early-adopters of Heroic are likely to be represented in the self-help industry. According to a study published on MarketResearch.com in August, 2021, the self-help industry is valued at $10.4 billion, and forecasts 6.0% average annual growth to $14.0 billion by 2025.

Heroic's customers are interested in improving their health and wellbeing. The global health and wellness market currently is forecasted to grow to $4.277 billion by 2027.

Competition

The personal development industry is large and highly competitive. We compete with direct-to-consumer personal development app providers such as Udemy, BetterUp, MasterClass, Calm, and many other smaller companies. However, unlike Heroic, none of these companies offer such a comprehensive set of tools to help people move from Theory to Practice to Mastery—taking information learned (Theory), integrating it into daily behaviors (Practice), consistently over time to become the best version of themselves (Mastery).

Additionally, we compete with online coaching programs and coach certification programs. However, unlike Heroic, none of these companies offer access to such extensive content and programming at such a low price-point.

Third-Party Service Providers

As a creator of digital products, our primary inputs are the intellectual and creative output of our internal team and partners. Our partners contribute to facets including product design and development, customer acquisition, financial reports, and infrastructure maintenance.

Notable partners include MetaLab, the company that we've partnered with to create the Heroic platform. MetaLab played a role in designing and concepting for Slack, Tinder, and Uber Eats—and built the app for Elon Musk's new business, Neuralink.

Employees

As of the date of this annual report, we have 15 full-time employees. We adopted an equity incentive plan on September 8, 2021 (the "Plan"). 2,500,000 shares of the company's Series 1 Common Stock are currently eligible for issuance pursuant to the Plan. The company has issued options to purchase 2,072,900 shares of the Company's Series 1 Common Stock, in the aggregate, under the Plan.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

Heroic is subject to regulations that impact digital products and subscription payments. This environment has been stable in recent years. However, there are exceptions, including recent rule changes from the Reserve Bank of India (RBI) adding new requirements for companies to charge subscription/recurring payments. Given Heroic's global customer base, future regulatory changes in this space could impact how we collect revenue from our customers.

Intellectual Property

The company holds the following trademarks:

Type	Mark	Serial Number	Publication Date
Word	Heroic Public Benefit Corporation	90463027	September 7, 2021
Design		90463033	September 7, 2021

The company has no other registered intellectual property.

Effective protection of our intellectual property may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

The company is not currently engaged in any litigation and is not aware of any pending litigation.

The Company's Property

The company's workforce is completely remote and does not currently lease any commercial space.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Brian Johnson	CEO	November 13, 2020 –Present	Full time
Directors:			
Brian Johnson	Director	November 13, 2020 –Present	n/a
Significant Employees:			
Shaina Jordan	Chief Operating Officer	December 2021 - Present	Full time
Bernardo Fanti	Chief Technology Officer	March 2022 – Present	Full time

Brian Johnson, CEO, Director

Brian Johnson is our Founder, CEO, and a member of the Board of Directors. He has served in those positions since the founding of the company in November 2020 to present date.

Johnson has spent half of the last twenty-five years as a Founder/CEO and the other half as a Philosopher. Prior to founding Heroic, he was the Philosopher and CEO of Optimize Enterprises, Public Benefit Corporation since its founding in February 2017.

As a Founder/CEO, Johnson has raised more than $20 million in funding. He built and sold two market-leading social platforms: eteamz (where he served as Founder & CEO from 1998-2001) that serves 3M teams worldwide including Little League Baseball and was sold to the Active Network in 2000 and Zaadz (where he served as Founder & CEO from 2004-2007) that raised $3 million from investors including John Mackey (CEO of Whole Foods) before selling to Gaiam (GAIA).

As a Philosopher, he's served tens of thousands of people from every country in the world, from 2008 to present date with his PhilosophersNotes and Optimize membership, and has trained over 11,000 people from 111+ countries with his Optimize Coach program—which has been scientifically proven to change lives.

He holds a B.A. degree in Psychology and Business (Phi Beta Kappa) from UCLA.

On September 7, 2021, Johnson entered into a proprietary information and inventions agreement with the company.

Shaina Jordan, COO

Shaina Jordan is currently our Chief Operating Officer. She joined the team in December 2021.

Prior to joining us, she served as VP of Analytics, Marketing and Members at TeamSnap from July 2020 to December 2021. While at TeamSnap, Jordan oversaw the growth of the consumer subscription business supporting over 5MM coaches, member engagement of over 24MM parents and players, and established and led the analytics and marketing functions.

Before TeamSnap, Jordan was Chief of Staff to the President at Guild Education from July 2018 to July 2020 where she partnered with the President to scale all consumer facing functions including product, marketing, and operations. She also established and led the data and decision science teams as well as the operations strategy and enablement function.

From July 2016 to July 2018, she was an analytics lead at Ibotta where she led a variety of data related special projects including fraud detection, data monetization and partnerships, growth hacking, and retention.

She holds a B.A. degree from Lehigh University in Philosophy and Earth & Environment Sciences.

Bernardo Fanti, CTO

Bernardo Fanti is currently our Chief Technology Officer. He joined the team in March 2022.

Prior to joining us, he was the Founder of a stealth SaaS business in the outdoor fitness training industry from 2021 to 2022. Previously, he served as CTO and Head of Product at TrainingPeaks (from 2018 to 2021) where he provided executive leadership over the technology and product organizations, helping drive profitable, multi-decade growth.

Bernardo also served as CTO of TrainingPeaks' parent company, Peaksware (from 2016 to 2018) where he drove technology & product vision for all brands under the Peaksware umbrella. During this time, he worked at the corporate level in M&A, strategy, policy, and governance, while also helping individual brands build teams, establish processes, and drive modern product best practices.

Bernardo comes from a hands-on engineering and product background, working as a Software Engineer and Product Manager across a broad set of industries and technology stacks, including at Intio Inc. (from 2010 to 2011), a startup in the medical industry, and Avidyne (from 2006 to 2009), a successful innovator of aircraft avionics. He loves tying technology directly to business needs and solving *real* customer problems.

He holds a B.S. degree from Florida Institute of Technology in Aerospace Engineering.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On the date of incorporation of Heroic, November 13, 2020, the company entered into a contribution agreement with Mr. Johnson, pursuant to which Mr. Johnson contributed certain assets to the company and the company assumed certain liabilities in exchange for 500,000 shares of the company's common stock. The company also entered into an unsecured note agreement with Mr. Johnson, with a principal amount of $21,999, bearing interest at 0.13% per annum. The note was to mature on November 13, 2021. The note payable was consideration for the purchase of the company's website domain. The company paid the full amount in January 2021.

On September 30, 2021, the company merged with Optimize, with the company being the surviving entity. Our CEO and founder, Brian Johnson, was also the CEO and founder of Optimize and, together with his wife, the majority shareholder of Optimize. Mr. Johnson and his wife received 4,698,728 shares of Series 2 Common Stock in connection with the merger.

During the years ended December 31, 2021 and 2020, the company incurred a total of $2,827,225 and $63,600 expense to MetaLab Design Ltd. and Philip Stutz for consulting services, respectively. The company has an outstanding payable of $319,873 and $12,000 as of December 31, 2021 and December 31, 2020, respectively.

As of December 31, 2021 and 2020, the Mr. Johnson has a net receivable of $26,427 from the company.

On December 9, 2021, the company issued a convertible promissory note to Philip Stutz with a principal amount of $100,000 and accrued interest of $241 as of December 31, 2021.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Related to the Company

The company is a development-stage company.

Heroic was formed in 2020 and on September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), with the company being the surviving entity. Optimize made its first sales in 2017 and Heroic made its first sales in 2021. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Heroic's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. Heroic will only be able to pay dividends on any shares issuable upon conversion of the notes once its directors determine that it is financially able to do so.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report.

We are dependent on additional fundraising in order to sustain our ongoing operations. As our flagship Heroic product has not yet launched, and we have been investing heavily in the research, design, and development for the product, we have a history of losses and have projected operating losses and negative cash flows for the next several months. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital there is substantial doubt of our ability to continue as a going concern. Therefore, our independent registered public accounting firm included a going concern note expressing substantial doubt about the company's ability to continue as a going concern in its report on our audited financial statements for the years ended December 31, 2021 and 2020. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. We cannot assure you that the company will be successful in raising funds in any offering of securities or acquiring additional funding at levels sufficient to fund its future operations beyond its current cash runway. If the company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

The company expects to experience future losses as it implements its business strategy and will need to generate significant revenues to achieve profitability, which may not occur.

We have incurred net losses since our inception, and we expect to continue to incur net losses in the future. To date, we have funded our operations from the sale of equity and debt securities and other financing arrangements. We expect to continue to increase operating expenses as we implement our business strategy, which include development, sales and marketing, and general and administrative expenses and, as a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. We will need to generate significant revenues to achieve profitability. We cannot assure you that we will ever generate sufficient revenues to achieve profitability. If we do achieve profitability in some future period, we cannot assure you that we can sustain profitability on a quarterly or annual basis in the future. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations or cannot be adjusted accordingly, our business, operating results and financial condition will be materially and adversely affected.

We cannot assure you that we will effectively manage our growth.

We cannot assure you that we will be able to grow the company's revenues and earnings. The growth of the company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the company's plans for the development and commercialization of the company's products and services, the company will need to recruit and retain qualified management and personnel across a wide range of operational, sales and financial capabilities. Competition for executive and key personnel is intense. The company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the company's operations geographically may lead to significant costs and may divert the company's management and business development resources. Any ability to manage the company's growth or complications involving management of the company's growth could delay execution of the company's business plan or disrupt the company's operations.

We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Any ownership interest you may have in the company will likely be diluted and could be subordinated.

In order to fund future growth and development, the company will likely need to raise additional funds in the future by offering shares of its common stock, preferred stock and/or other classes of equity or debt that convert into shares of preferred or common stock, any of which offerings would dilute the ownership percentage of holders of our Series Seed Preferred Stock. Furthermore, if and when the company raises debt or issues preferred stock, the holders of the debt will have priority over holders of common and preferred stock, and holders of preferred stock will have priority over holders of its common stock and preferred stock, and the company may accept terms that restrict its ability to incur more debt.

The company depends on its founder.

The company depends on the skill and experience of our founder, Brian Johnson. If the company is not able to call upon Mr. Johnson for any reason, its operations and development could be harmed.

Competitors may be able to call on more resources than the company.

While the company believes that the Heroic platform is unique, it is not the only self-help product on the market, and the company has to compete with a number of other approaches. Additionally, competitors may replicate Heroic's business ideas and produce directly competing products. These competitors may be better capitalized than Heroic, which would give them a significant advantage.

The company may not be successful in marketing its products to its customers.

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary, and the company's operating results may experience fluctuations.

Our trademarks could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark and copyright protection without obtaining a sub license, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

The company is vulnerable to hackers and cyber-attacks.

While we are following industry best-practices on data privacy and infrastructure redundancy, any internet-based business may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service to our products and services or in software systems could reduce the attractiveness of the platform and result in a loss of customers willing to use our products and services. Further, we rely on third-party technology providers (like Amazon Web Services) to provide some of our back-end technology. Any disruptions of services or cyber-attacks either on our technology provider or on the company could harm our reputation and materially negatively impact our financial condition and business.

The company would be adversely affected if MetaLab terminated its partnership with us.

We have partnered with MetaLab for the development of the Heroic platform. MetaLab built Slack, Tinder, Uber Eats, and the app for Elon Musk's new business, Neuralink. If MetaLab terminates its agreement with us to develop our technology, the company will likely be materially impacted. We may be unable to find a technology development partner with the same level of expertise and reputation as MetaLab. If we are unable to find such a partner the company and its operational results could be adversely affected.

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Shares and Investor demand for the Shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The direct impacts we have experienced from COVID-19 include increased wages for employees, which have increased our operating costs, increased advertising spend due to an increase in average cost per acquisition of new members with more people moving into our space, and increased competition in the digital product space as workforces navigate the new reality and lifestyles shift.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business.

Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Shares and our Investors or prospective Investors financial condition, resulting in reduced demand for the Shares generally. Further, such risks could cause a limited attendance at membership experience events that we might sponsor or in which we might participate, or result in persons avoiding holding or appearing at in-person events. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work.

Risks Related to an Investment in Our Securities

There is no current market for the company's securities.

There is no formal marketplace for the resale of the company's securities. Our securities are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time.

The company is controlled by its founder.

The company's founder, Brian Johnson, currently holds approximately 95% of the company's voting stock, either individually or jointly with his wife. Holders of Series Seed Preferred Stock will not have the ability to control a vote by the stockholders or the board of directors.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The custodial arrangement employed in the company's crowdfunding offering may raise issues for the company. No regulator has given their approval of the form of the arrangement with the custodian.

In 2021, the company conducted an offering of shares of its Series Seed Preferred Stock on the portal operated by Wefunder Portal LLC ("Wefunder") under Regulation Crowdfunding. In order to invest in that offering, investors agreed to become a party to a subscription agreement with the company, and a Custodian and Voting Agreement with XX Investments, LLC (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") holds title to the shares of Series Seed Preferred Stock for the benefit of the investor. The company chose to participate in the program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. As part of the Custodian and Voting Agreement, investors granted the Custodian the right to vote their shares purchased in the crowdfunding offering. The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. The company relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If the arrangement with the Custodian is challenged by the Commission staff, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

In our crowdfunding offering, we may have failed to comply completely with the requirements of Regulation Crowdfunding; we have received a SEC voluntary document request.

In conjunction with the company's offering pursuant to Regulation Crowdfunding, the company originally included reviewed financial statements in the offering materials, as permitted for offerings below $1.07 million. When the size of the offering was later increased to $5 million, but the company did not file audited financial statements until several days after that amendment and did not indicate that the addition of audited financials was material. In the event these events were found to result in a violation of the requirements of Regulation Crowdfunding, certain investors in that offering may have the right to have their investments refunded. In the event these events were found to result in a violation of the requirements of Regulation Crowdfunding, certain investors in that offering may have the right to have their investments refunded.

The company recently received a voluntary document request from the SEC with respect to an investigation the SEC is conducting relating to the company to determine if violations of the federal securities laws have occurred. The SEC noted that the investigation does not mean that it has concluded that anyone has violated the law or that it has a negative opinion of any person, entity or security. The company is cooperating and intends to produce documents in response to the request. The company can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the company.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows who owns more than 20% of company's voting securities as of April 1, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Brian Johnson	14,794,791 shares of Series 2 Common Stock (1)	95%

Mr. Johnson owns 10,095,763 shares of Series 2 Common Stock individually and 4,698,728 shares of Series 2 Common Stock jointly with his wife. Mr. Johnson holds 64.84% of the voting power individually and 30.18% of the voting power jointly with his wife.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since inception:

- During 2021, the company raised gross proceeds of $9,603,462 through the issuance of 6,076,796 shares of Series Seed Preferred Stock at a price per share of $1.58035 under concurrent offerings under Regulation Crowdfunding and Regulation D.

- In 2020, the company entered into several convertible note agreements for a total principal amount of $950,000 under Regulation D. Under the terms of these notes, the company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

  On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share.

- In 2021, the company's Board of Directors authorized the issuance of up to $10,000,000 in original principal amount of convertible notes under Regulation D. To date, the company has issued convertible promissory notes for an aggregate principal amount of $4,209,375 ("2021 Notes"). Interest accrues at a simple rate of 4% per annum and the notes will mature on December 31, 2023. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock ("Equity Securities") if the company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $100,000,000 by the number of issued and outstanding shares of the company's capital stock, assuming the conversion or exercise of all of the company's capital stock ("Fully Diluted Capitalization"), (b) shares of Series 1 Common Stock in the event of a change in the state of the company's incorporation ("Corporate Transaction") at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. The offering of the 2021 Notes is ongoing.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Third Amended and Restated Certificate of Incorporation (the "Certificate") and does not purport to be complete and is qualified in its entirety by the Certificate and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The company's Certificate provides that our authorized capital consists of 43,000,000 shares of Common Stock, par value $0.0001 per share, of which 28,200,000 are designated as Series 1 Common Stock and 14,800,000 are designated as Series 2 Common Stock, and 10,000,000 shares of Preferred Stock, par value $0.0001 per share, all of which are designated as Series Seed Preferred Stock. As of the date of this annual report the company has 14,794,491 shares of Series 2 Common Stock and 7,752,170 shares of Series Seed Preferred Stock issued and outstanding.

Common Stock

The following is a description of the company's capital stock, including securities into which the CF Notes may convert in certain circumstances.

     Voting Rights

Each share of Series 1 Common Stock has one vote and each share of Series 2 Common Stock has ten votes.

     Election of Directors

The holders of the Common Stock and Preferred Stock, voting together as a single class, are entitled to elect, remove and replace all directors of the company.

     Dividend Rights

The holders of the Common Stock are entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

     Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders will be distributed on an equal priority, pro rata basis to the holders of Common Stock.

     Conversion of Series 2 Common Stock

Each share of Series 2 Common Stock is convertible into one (1) share of Series 1 Common Stock at the option of the holder. Each share of Series 2 Common Stock will convert automatically into one (1) share of Series 1 Common upon (a) the affirmative vote of the holders of a majority in voting power of the outstanding Series 2 Common Stock or (b) a transfer of such share that is not a Permitted Transfer (as defined in the Certificate).

Preferred Stock

     General

The company has the authority to issue up to 10,000,000 shares of Series Seed Preferred Stock.

     Notice Rights regarding Dividends on Common Stock

The company may not declare, pay or set aside any dividends on shares of Common Stock unless at least 10 days' prior written notice is sent to the holders of Preferred Stock, provided that such notice requirement may be waived or shortened by the affirmative vote of the holders of a majority of the Preferred Stock.

Voting Rights

Each share of Series Seed Preferred Stock has one vote.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of the Series Seed Preferred Stock will be entitled to receive, prior and in preference to any distribution of any assets of the company to the holders of the Common Stock, an amount per share equal to $1.58035.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible at the option of the holder into one (1) share of Series 1 Common Stock, subject to adjustment. The Series Seed Preferred Stock will automatically be converted into Series 1 Common Stock immediately prior to the closing of a firm commitment underwritten initial public offering or at the close of business on the date of adoption of a resolution to convert all of the outstanding shares of Preferred Stock by the affirmative vote of the holders of a majority in voting power of the outstanding Preferred Stock.

2021 Convertible Notes

On November 30, 2021, the company was authorized to offer up to $10,000,000 in original principal amount of convertible notes in a private placement under Regulation D (the private placement is referred to as the "Reg D Offering" and the notes sold in the Reg D Offering are referred to as the "2021 Notes"). The following is a summary of the basic terms and conditions of the 2021 Notes. As of April 6th, 2022, the company has raised $4,209,375 in principal amount of 2021 Notes. The Reg D Offering is ongoing as of the date of this annual report.

Maturity Date

Unless converted earlier into Company securities, the outstanding principal and unpaid accrued interest on the 2021 Notes will be due and payable at any time on or after December 31, 2023.

Interest

Simple interest will accrue on an annual basis at the rate of 4% per annum.

Conversion at Next Equity Financing

Upon the closing of the Next Equity Financing (as defined herein), the 2021 Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the 2021 Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each 2021 Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $100,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing.

Conversion or Payment Upon Corporate Transaction

In the event of a Corporate Transaction prior to the conversion of a 2021 Note or repayment of such 2021 Note, the holder of such 2021 Note may elect that either: (a) the company will pay the holder of such 2021 Note the outstanding principal balance and unpaid accrued interest of such 2021 Note; or (b) such 2021 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of such

2021 Note on the date of conversion by (ii) the amount equal to (x) $100,000,000 divided by (y) the fully diluted capitalization immediately prior to such conversion.

Conversion Upon Maturity

At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, each 2021 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such 2021 Note on the date of such conversion by (b) the quotient resulting from dividing (x) $100,000,000 by (y) the fully diluted capitalization immediately prior to such conversion.

Prepayment

The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, except in the event of a Corporate Transaction to the extent that a holder of a 2021 Note elects to have such 2021 Note prepaid

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

●   In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

●   In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this annual report.

Overview

We were formed on November 13, 2020. Heroic is a Public Benefit Corporation that's working to help create a world in which 51% of the world's population is flourishing by the year 2051. How? By helping you move from theory to practice to mastery and express the best, most heroic version of yourself, more and more consistently. Let's change the world. One person at a time. Together. Starting with you and us. Today. Our products are offered via the web and mobile apps. The company's business model is to sell annual recurring subscriptions (memberships) to the Heroic social training platform and access fees to its Heroic Coach program.

On September 30 2021, the company merged with Optimize, with the company being the surviving entity. While Optimize was acquired in September 2021, as it was under common control, the merger was recognized retroactively in our financial statements as of and for the years ended December 31, 2020 and 2021 as if it occurred on December 31, 2019, including with regards to presentation of the beginning equity and share balances reflective on an as-converted basis as if the merger had occurred at the beginning of the periods presented in the financial statements.

The Crowdfunding SPV, Heroic CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities.

Results of Operations

Factors Affecting Operating Results

We currently generate revenue from annual memberships to the Heroic social training platform, and membership fees to the Heroic Coach program (annual and lifetime options offered).

The company collects revenues in advance and initially records them as deferred revenues. Annual memberships are recognized monthly over the membership period on a straight-line basis, while lifetime memberships are recognized over a two-year period as the company estimates that a customer receives the most benefit from the membership during their first two years.

The company has determined that its performance obligations in relation to Heroic Coach are satisfied through the passage of time of the underlying plan period, which are annually or lifetime. As the lifetime plan is only available after 1 year's participation in the program, the company assessed that the customer will likely attend class up to another one year.

During the periods presented, the company also received revenue for monthly and annual memberships to Optimize by Heroic. This product was made free, as a "freemium" model product-led growth strategy, on October 8, 2021. The Heroic social training platform launched on April 9, 2022; we expect to recognize revenue for this product in future periods.

Net revenues are affected by discounts and promotions.

Operating expenses largely consist of product consulting, legal and professional fees, product development, salaries and wages, advertising and marketing expenses.

- Our product consulting expenses consist primarily of costs incurred to MetaLab Design Ltd., who have supported the research, prototyping, design, development, and testing of our Heroic social training platform.
- Our legal and professional fees consist primarily of costs incurred in conjunction with the merger of Optimize Enterprises, Public Benefit Corporation with the company, with ongoing securities offerings, and with the procurement of intellectual property agreements.
- Product development costs consist primarily of costs incurred in the development, maintenance, and enhancement of our backend infrastructure, website, and mobile apps to deliver our Heroic social training platform, Optimize by Heroic, and Heroic Coach products.
- Salaries and wages consist of payroll and related expenses for employees involved in marketing, data, experience design, customer service, financial planning & analysis, and human resources.
- Advertising expenses consist of costs incurred to publish ads across a range of online platforms, including Google Ads, the Apple App Store, Google Play Store, Facebook, Instagram, and podcast sponsorship.
- Marketing expenses consist primarily of costs incurred to Thrive Digital, First Spark Digital, Super Connector Media, LLC, and Dominate Web Media to support acquiring new customers, increasing lifetime value of existing customers, and building our brand awareness through various offline and online channels, including television, newspapers, digital and social media, podcasts, email, influencer marketing and strategic brand partnerships.

Year ended December 31, 2021 Compared to Year ended December 31, 2020

Net Revenues

Net revenues increased by $178,968 from $2,066,407 for the year ended December 31, 2020 ("Fiscal 2020") to $2,245,375 for the year ended December 31, 2021 ("Fiscal 2021"), or by 8.7%. Heroic Coach program revenues increased $392,560 from Fiscal 2020 to Fiscal 2021, offset by a decrease in Optimize membership revenues of $213,591 over the same periods. The increase in net revenues was due primarily to an increase in the number of Heroic Coach customers the company had in Fiscal 2021 when compared to Fiscal 2020, as well as providing Heroic Coach customers with free Optimize memberships during the tenure of their Coach access. During Fiscal 2020, revenues were roughly evenly split between coaching services and membership subscriptions, approximately 53.9% and 46.1%. During Fiscal 2021, the revenue mix was split approximately 67% and 33%.

Since the Optimize membership was made free on October 8, 2021, and, subsequent to December 31, 2022, we launched the Heroic social training platform on April 9th, 2022, we anticipate that the revenue split will no longer include revenue from Optimize memberships. Going forward, it will be split between Heroic social training platform memberships and Heroic Coach access fees. We anticipate that Heroic social training platform memberships will be the primary driver of our revenues in 2022 and beyond.

Operating Expenses

Product development and engineering expenses increased from $298,927 during Fiscal 2020 to $3,674,914 during Fiscal 2021, an increase of 1,229.37%. The increase in product development and engineering expenses were attributable to investment in two major projects: 1) research, design, and development of the Heroic app with MetaLab Design Ltd., and 2) a complete backend and frontend rebuild of the Optimize platform with Paravel Inc. and Happy Cog (Vector Media Group, Inc.).

Legal and professional fees were $631,496 and $1,153,992, respectively, in Fiscal 2020 and Fiscal 2021, an increase of 82.7%. This increase was primarily attributable to activities supporting the offering of securities for its Seed Round of financing and the merger of Optimize Enterprises, Public Benefit Corporation.

Advertising costs increased $416,715 from $505,657 during Fiscal 2020 to $922,372 during Fiscal 2021, or 82.4% as the company invested heavily in customer acquisition and retention via paid online channels.

Salaries and wages increased from $321,425 in Fiscal 2020 to $641,192 in Fiscal 2021, an increase of 99.5% as the company increased headcount and increased salaries and wages for its employees.

Costs for marketing professional services were $429,082 and $604,091, during Fiscal 2020 and Fiscal 2021, respectively, an increase of 40.8%. This expense increased as a result of investing in backend data systems to inform marketing activities, and an increase in marketing activities to drive customer acquisition and retention.

Other Income/Expense

During Fiscal 2021, the company incurred $238,700 in interest expense as a result of the conversion of principal and interest on its outstanding convertible notes into shares of Series Seed Preferred Stock, as well as $5,463 in interest on those notes. See "Indebtedness" below.

Net Loss

As a result of the foregoing, we incurred a net loss of $5,744,503 in Fiscal 2021, compared to a net loss of $672,825 in Fiscal 2020.

Liquidity and Capital Resources

As of December 31, 2021, the company had $3,366,903 in cash and cash equivalents on hand. Deferred revenues at that date were $903,782. The company's operations have been financed to date through a combination of revenues generated by the sale of our products, the issuance of equity securities and convertible notes, a note issued by its founder and a PPP loan. We believe that the proceeds from the private placement of convertibles notes, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Indebtedness

In April 2020, the company entered into a loan with a lender in an aggregate principal amount of $10,000 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. In December 2020, the loan was forgiven, and the amount was recognized as other income.

During 2020, the company entered into several convertible note agreements for a total of $950,000 principal. Under the terms of these notes, the company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater. On January 24, 2021, upon the issuance of Series Seed Preferred Stock, the then outstanding principal of $950,000 and accrued interest of $3,697 were converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share. The company incurred interest expense of $2,485 on notes and recognized $238,700 of interest expense on beneficial conversion feature against its additional paid-in capital during the year ended December 31, 2021.

On the date of incorporation of Heroic, November 13, 2020, the company entered into a contribution agreement with Brian Johnson, its founder and CEO, pursuant to which Mr. Johnson contributed certain assets to the company and the company assumed certain liabilities in exchange for 500,000 shares of the company's common stock. The company also entered into an unsecured note agreement with Mr. Johnson with a principal amount of $21,999, bearing interest at 0.13% per annum. The note was to mature on November 13, 2021. The note payable was consideration for the purchase of the company's website domain. The company paid the full amount in January 2021.

On November 30, 2021, the company was authorized to issue up to $10,000,000 in original principal amount of convertible notes in a private placement under Rule 506(c) of Regulation D. As of the date of this annual report, the company has raised $4,209,375 in this private placement. The private placement is ongoing.

Equity Issuances

During 2021, the company raised gross proceeds of $9,603,462 through the issuance of 6,076,796 shares of Series Seed Preferred Stock at a price per share of $1.58035 under concurrent offerings under Regulation Crowdfunding and Regulation D.

Trends

Optimize Enterprises Public Benefit Corporation had periods of profitability during the years before it merged with the company; the financial statements for those periods are not included in this annual report. Since the merger, marketing has been successful in acquiring new customers and the price point for the Coach program was decreased. Discounting our prices on the Optimize platform to attract customers to the new product launch for Heroic, in addition to investment in marketing and product development has decreased profitability such that the company has incurred losses in Fiscal 2020 and Fiscal 2021.

Going forward, the Company's growth and profitability will depend upon our ability to invest in customer acquisition marketing, developing the Heroic app such that it delights our community, and offering our services at an attractive price point. We may elect to spend an increased proportion of our revenues into these activities as compared to prior years to increase our growth trajectory while decreasing profitability.

We anticipate that by increasing the price for our Coach program to be more closely aligned with the market value of the offering and to be closer to the original, non-discounted price point, along with the launch of the Heroic app, the Company will return to profitability within the next 12 months.

Since 2021, our marketing spend has increased significantly. We will continue to spend in this area as we aim to acquire more customers. Our ability to acquire new customers at varying price points and at a velocity that contributes positively to our profitability will determine the extent to which we continue to invest in this area.

Similarly, product development and engineering costs will continue to remain a large portion of spend throughout 2022. Our employee headcount overall will continue to increase throughout 2022 as we grow our team.

We recently launched the Heroic platform on April 9, 2022, and continue to invest in team growth, partnerships and customer acquisition, customer research, and product development and engineering as we continue development–including the launch of Heroic Social on October 11, 2022. As such, we believe our profit margins will improve in this post-launch phase and after the launch of Social.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

FINANCIAL STATEMENTS OF HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

Heroic Enterprises, Public Benefit Corporation
A Delaware Public Benefit Corporation

Consolidated Financial Statements
December 31, 2021 and 2020

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

TABLE OF CONTENTS

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Heroic Enterprises, Public Benefit Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heroic Enterprises, Public Benefit Corporation ("the Company") as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders' equity/(deficit), and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company's revenue is collected in advance and is recognized over time. Calculations and accounting for the revenue require management's judgements related to the timing of their performance obligation and its estimates for refunds.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the Company's accounting for revenue and related accounts included the following, among others:

- Independent assessment of the Company's revenue recognition policy and compliance with ASC 606.

- Sampling and substantively testing revenue and related accounts.

- Independent assessment of the refund estimates, performing independent calculations and comparing the Company's conclusions as determined by the audit.

Accounting for Business Combinations – Refer to Notes 1 and 7 to the financial statements

Critical Audit Matter Description

On September 8, 2021, the Company entered into a merger agreement with Optimize Enterprises, Public Benefit Corporation. Both companies in the merger agreement were under common control.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the Company's accounting for the business combination included the following, among others:

- Gaining understanding of and independent analysis of the business combination.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2021.

Spokane, Washington
May 2, 2022

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,366,903	$ 980,077
Subscription receivable	500	500
Escrow receivable	81,357	43,721
Due from related party	26,427	26,427
Deferred offering costs	20,567	9,765
Prepaid expenses	265,345	1,375
Deposit	17,000	-
Total Current Assets	3,778,099	1,061,865
Non-Current Assets:		
Property and equipment, net	81,546	4,972
Intangible asset, net	40,271	21,082
Total Non-Current Assets	121,817	26,054
TOTAL ASSETS	$ 3,899,916	$ 1,087,919
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 444,398	$ 6,138
Accrued expenses	134,560	161,024
Deferred revenue	903,782	737,489
Sales tax payable	127,979	-
Due to related party	-	21,999
Due to Optimize stockholders	-	2,828,733
Convertible notes payable	-	950,000
Interest payable	-	1,212
Total Current Liabilities	1,610,719	4,706,595
Non-current Liabilities:		
Convertible notes payable, net of issuance costs	855,605	-
Interest payable	2,289	-
Total Non-current Liabilities	857,894	-
Total Liabilities	2,468,613	4,706,595
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized, 7,752,170 and 670,175 shares issued and outstanding as of December 31, 2021 and 2020, respectively	775	67
Series 1 Common Stock, $0.0001 par, 28,200,000 shares authorized, 0 shares issued and outstanding as of December 31, 2021 and 2020	-	-
Series 2 Common Stock, $0.0001 par, 14,800,000 shares authorized, 14,794,491 shares issued and outstanding as of December 31, 2021 and 2020	1,479	1,479
Treasury stock	(2,828,733)	(2,828,733)
Additional paid-in capital	12,634,501	1,840,727
Accumulated deficit	(8,376,719)	(2,632,216)
Total Stockholders' Equity/(Deficit)	1,431,303	(3,618,676)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 3,899,916	$ 1,087,919

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2021 and 2020

	2021	2020
Net revenues	$ 2,245,375	$ 2,066,407
Operating Expenses:		
Product development and engineering	3,674,914	298,927
Legal and professional fees	1,153,992	631,496
Advertising	922,372	505,657
Salaries and wages	641,192	321,425
Marketing professional services	604,091	429,082
Customer support	130,771	61,186
Taxes and licenses	129,115	802
Merchant fees	99,308	105,923
Professional development and training	85,660	64,097
Software and subscriptions	78,146	55,567
Hosting fees	65,708	62,759
Office supplies	30,624	49,009
Insurance	29,135	16,866
Depreciation and amortization	26,376	3,016
Sales professional services	25,500	36,500
Utilities	7,112	12,690
Repairs and maintenance	3,815	37,079
Trade shows and conferences	940	34,817
Rent	179	18,103
Others	37,185	3,040
Total Operating Expenses	7,746,135	2,748,041
Loss from operations	(5,500,760)	(681,634)
Other Income/(Expense):		
Interest income	465	21
Interest expense - beneficial conversion feature	(238,700)	-
Interest expense	(5,463)	(1,212)
Others - net	(45)	10,000
Total Other Income/(Expense)	(243,743)	8,809
Provision for income taxes	-	-
Net loss	$ (5,744,503)	$ (672,825)
Weighted average common shares outstanding		
-Basic and Diluted	14,794,491	5,333,161
Net loss per common share		
-Basic and Diluted	$ (0.39)	$ (0.13)

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2021 and 2020

	Series Seed Preferred Stock		Series 1 Common Stock		Series 2 Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2020	670,175	$ 67	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 1,840,727	$ (2,632,216)	$ (3,618,676)
Issuance of Series Seed Preferred Stock	6,327,667	633	-	-	-	-	-	-	9,999,294	-	9,999,927
Conversion of notes payable	754,328	75	-	-	-	-	-	-	953,622	-	953,697
Beneficial conversion feature	-	-	-	-	-	-	-	-	238,700	-	238,700
Offering costs	-	-	-	-	-	-	-	-	(397,842)	-	(397,842)
Net loss	-	-	-	-	-	-	-	-	-	(5,744,503)	(5,744,503)
Balance at December 31, 2021	7,752,170	$ 775	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,634,501	$ (8,376,719)	$ 1,431,303
Balance at December 31, 2019	670,175	$ 67	-	$ -	4,698,728	$ 470	1,656,265	$ (2,828,733)	$ 1,841,211	$ (1,959,391)	$ (2,946,376)
Issuance of Series 2 common stock	-	-	-	-	10,095,763	1,009	-	-	(484)	-	525
Net loss	-	-	-	-	-	-	-	-	-	(672,825)	(672,825)
Balance at December 31, 2020	670,175	$ 67	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 1,840,727	$ (2,632,216)	$ (3,618,676)

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2021 and 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (5,744,503)	$ (672,825)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	26,376	3,016
Interest expense on convertible notes	4,774	1,212
Interest expense on beneficial conversion feature	238,700	-
Amortization of debt issuance costs	689	-
Changes in operating assets and liabilities:		
(Increase)/Decrease in escrow receivable	(37,636)	(9,489)
(Increase)/Decrease in prepaid expenses	(263,970)	(1,375)
(Increase)/Decrease in deposit	(17,000)	5,000
Increase/(Decrease) in accounts payable	438,260	6,045
Increase/(Decrease) in accrued expenses	(26,464)	116,327
Increase/(Decrease) in deferred revenue	166,293	200,424
Increase/(Decrease) in sales tax payable	127,979	-
Net cash used in operating activities	(5,086,502)	(351,665)
Cash flows from investing activities		
Purchase of property and equipment	(91,872)	(3,708)
Purchase of website	(30,267)	(21,999)
Net cash used in investing activities	(122,139)	(25,707)
Cash flows from financing activities		
Repayment of related party loan	(21,999)	12,581
Payment to Optimize stockholders	(2,828,733)	-
Proceeds from issuance of convertible notes	872,134	950,000
Debt issuance costs	(17,218)	-
Proceeds from issuance of Series Seed Preferred Stock	9,999,927	-
Offering costs	(408,644)	(9,765)
Capital contribution	-	25
Redemption of shares	-	(12,500)
Net cash provided by financing activities	7,595,467	940,341
Net change in cash	2,386,826	562,969
Cash at beginning of the year	980,077	417,108
Cash at end of the year	$ 3,366,903	$ 980,077
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activity:		
Conversion of notes payable to Series Seed Preferred Stock	$ 953,697	$ -

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Heroic Enterprises, Public Benefit Corporation (the "Company" or "Heroic") is a public benefit corporation organized on November 13, 2020 under the laws of Delaware. The Company's mission is to provide a positive effect (or a reduction of negative effects) for society and persons by helping people optimize their lives so they can serve heroically, including but not limited to providing access to wisdom from heroic teachers; creating an online community to engage with other individuals committed to making a positive difference in their communities; and promoting other tools and services to help people be the change they want to see in the world.

On September 8, 2021, the Company entered into a merger agreement with Optimize Enterprises, Public Benefit Corporation ("Optimize"), a public benefit corporation organized on July 16, 2014 under the laws of Delaware and which was under common control with the Company. As a result of the merger, the separate corporate existence of Optimize ceased and the Company survived the merger.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include all accounts of Heroic Enterprises, Public Benefit Corporation and Optimize Enterprises, Public Benefit Corporation. All significant intercompany transactions have been eliminated in consolidation.

In accordance with ASC 805-50-45-5, for transactions between entities under common control, financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. While Optimize Enterprises, Public Benefit Corporation was acquired in September 2021, as it was under common control, the merger was recognized retroactively in these financial statements as if it occurred on December 31, 2019, including with regards to presentation of the beginning equity and share balances reflective on an as-converted basis as if the merger had occurred at the beginning of the period presented.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. The Company is subject to regulatory

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

risks, primarily around changing digital media regulations. The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its operations and financial results including shelter in place orders, economic hardships affecting funding for the Company, and effects on the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of the issuance date of these consolidated financial statements.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximates their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution and the Company had cash of $2,576,880 and $520,464 in excess of federally insured limits, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2021 and 2020, deferred offering costs recognized were $20,567 and $9,765, respectively. The deferred offering costs in 2020 were charged to additional paid-in capital in 2021 upon the completion of the offering.

Property and Equipment, Intangible Asset

Property and equipment and intangible asset are recorded at cost, including transaction costs, less accumulated depreciation, amortization and any impairment in value, excluding the costs of day-to-day servicing. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which the Company estimated to be three years for its computer and equipment and website. The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible asset.

There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible asset during the year ended December 31, 2021 and 2020.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in value of property and equipment or intangible asset was recognized for the years ended December 31, 2021 and 2020.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Membership

The Company collects revenues in advance for its memberships and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the membership agreements with customers (i.e., to provide customer access to the online database of Company content) are satisfied through the passage of time of the underlying membership period, which are monthly, annually or lifetime. Monthly memberships are recognized upon completion of the month of service, annual memberships are recognized monthly over the membership period on a straight-line basis while lifetime memberships are recognized over a two-year period as the Company estimated that a user consumes/receives the most benefit from the membership during their first two years.

In October 2021, the Company changed its membership subscriptions to now be free for users. As a result, this revenue stream is no longer applicable after October 2021.

Coaching

The Company collects revenues in advance for its coaching services and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the coaching agreements with customers (i.e., to provide access to a class that contains specific content for that launched class) are satisfied through the passage of time of the underlying plan period, which are annually or lifetime. Annual and lifetime plan revenues are recognized monthly over a one-year period on a straight-line basis. As the lifetime plan may be availed after attending the first class, the Company assessed that the customer will likely attend class up to another one year.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of December 31, 2021 and 2020, $81,357 and $43,721 of revenues, respectively, were not yet closed out of escrow and therefore were recorded as escrow receivable in the consolidated balance sheets.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $903,782 and $737,489 as of December 31, 2021 and 2020, respectively, recognized as deferred revenue in the consolidated balance sheets.

Refund Liabilities

A refund liability is recognized for the obligation to refund some or all of the consideration received (or receivable) from a customer. The liability is measured at the amount the Company ultimately expects it will have to return to the customer. The Company updates its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of the reporting period.

As a result of changing membership subscriptions to now be free to users, the amounts received in advance by the Company under membership agreements became eligible to be refunded to the customers upon request.

As the obligation to refund customers occurred due to change in agreement terms which the Company initiated and approved after December 31, 2020, no refund liabilities were recognized as of December 31, 2020 associated with this change in agreement terms. The revenue recognized related to satisfied performance obligations for the year ended December 31, 2020 are also not adjusted for the effects of this refund obligation as the amounts recorded reflect the consideration the Company is entitled to receive for the satisfied performance obligation in accordance with ASC 606.

Disaggregated Revenue Information

	2021		2020	
Type of service:				
Membership	$	740,024	$	953,615
Coaching		1,505,351	$	1,112,792
Total revenue from contracts with customers	$	2,245,375	$	2,066,407
Timing of revenue recognition:				
Services transferred over time	$	2,245,375	$	2,066,407

Operating Expenses

The Company presents its operating expenses by nature in the categories presented in the statements of operations. The operating expenses are inclusive of all its operational expenses from the functions selling, general, and administrative ("SG&A").

Advertising Costs

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred and recorded as product development and engineering expenses on the statements of operations.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company records expense for stock-based awards issued with only service-based vesting conditions using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $8,376,719 as of December 31, 2021, has sustained net losses of $5,744,503 and $672,825 for the years ended December 31, 2021 and 2020, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce operating cash flows and/or to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NON-CURRENT ASSETS

As of December 31, 2021 and 2020, property and equipment and intangible asset consisted of the following:

| | 2021 | | | |
	Computer & equipment		Website	
Cost	$	103,081	$	102,711
Less: Accumulated depreciation and amortization		(21,535)		(62,440)
Net Book Value	$	81,546	$	40,271

| | 2020 | | | |
	Computer & equipment		Website	
Cost	$	11,209	$	72,444
Less: Accumulated depreciation and amortization		(6,237)		(51,362)
Net Book Value	$	4,972	$	21,082

The Company's intangible asset consists of website domains, which were purchased from third parties at the recorded cost.

Depreciation and amortization totaled $26,376 and $3,016 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, no impairment in value of property and equipment or intangible asset was recognized, and the cost of fully depreciated assets still being used

See accompanying Report of Independent Registered Public Accounting Firm
-14-

by the Company amounted to $2,559 for property and equipment and $50,445 for intangible asset. Intangible assets with a cost basis of $52,266 and $21,999 have a weighted average remaining useful life of 2.32 and 2.87 years as of December 31, 2021 and 2020, all respectively, and will be recognized straight line over the remaining amortization period.

NOTE 5: PPP LOAN

In April 2020, the Company received a loan in the amount of $10,000 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan bears interest at a fixed rate of 1% per annum, with the first six months of interest deferred, has an initial term of two years and is unsecured and guaranteed by the Small Business Administration ("SBA"). Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

In December 2020, the loan was forgiven, and the amount was recognized as other income in the consolidated statement of operations.

NOTE 6: CONVERTIBLE NOTES

In 2020, the Company entered into several convertible note agreements for a total of $950,000 principal ("2020 Notes"). Under the terms of these notes, the Company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the Company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share. The Company incurred interest expense of $2,485 on 2020 Notes and recognized $238,700 of interest expense on beneficial conversion feature against its additional paid-in capital during the year ended December 31, 2021.

In 2021, the Company's Board of Directors authorized the issuance up to $10,000,000 in original principal amount of convertible notes. The Company issued convertible promissory notes for an aggregate principal amount of $872,134 ("2021 Notes"). Interest accrues at a simple rate of 4% per annum and the notes will mature on December 31, 2023. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock ("Equity Securities") if the Company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $100,000,000 by the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's capital stock ("Fully Diluted Capitalization"), (b) shares of Series 1 Common Stock in the event of a change in the state of the

Company's incorporation ("Corporate Transaction") at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency.

During the year ended December 31, 2021, interest expense on 2021 Notes amounted to $2,289. In conjunction with the 2021 Notes, the Company incurred fees of $17,218, which were reported as direct deduction from the face amount of the 2021 Notes and are amortized on the effective interest rate method to interest expense over the contractual life of the 2021 Notes.

NOTE 7: STOCKHOLDERS' EQUITY/(DEFICIT)

Prior to Merger (Heroic)

On November 13, 2020 (inception), the Company had authorized 1,000,000 shares of common stock at $0.001 par value. The Company issued to its founder and CEO 500,000 shares of common stock at par value of $0.001 per share.

The Company subsequently amended its articles of incorporation and divided common stock into two series designated as Series 1 Common Stock and Series 2 Common Stock and preferred stock was designated as Series Seed Preferred Stock. On December 8, 2020, the 500,000 shares of common stock issued and outstanding on November 13, 2020 (inception) were converted to Series 2 Common Stock. The Company issued an additional 9,595,763 shares of Series 2 Common stock at $0.0001 par value. All such shares, totalling to 10,095,763, are held by the Company's founder and CEO as of December 31, 2021 and 2020.

Prior to Merger (Optimize)

As of the date of the merger agreement, 741,500 shares of Optimize Series 1 Common Stock, 4,393,500 shares of Optimize Series 2 Common Stock, 451,000 shares of Optimize Series Seed-1 Preferred Stock and 1,090,414 shares of Optimize Series Seed-2 Preferred Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, and 22,100 options were granted and fully vested.

After Merger

As a result of the merger discussed in Note 1, each share of Optimize Series Seed-1 and Seed-2 Preferred Stock issued and outstanding immediately prior to the merger effective time were converted into one share of Optimize Series 1 Common Stock and then such shares were converted into the right described below.

Each share of Optimize Series 1 Common Stock issued and outstanding immediately prior to the merger effective time were converted into the right to receive, at the holder of such share's option, (i) $1.6901412 in cash for which an election to receive cash has been effectively made and not revoked (a "Cash Election"); (ii) 1.0694727 shares of Heroic preferred stock for which an election to receive stock has been effectively made and not revoked (a "Stock Election"); or (iii) a combination of cash and shares of Heroic preferred stock for which an election has been effectively made and not revoked, either (x) with 75% of the Merger Consideration of such holder to be issued in shares of Heroic preferred stock and 25% in cash, or (y) 50% of the merger consideration of such holder to be issued in shares of Heroic preferred stock and 50% in cash, and, in each case, at a ratio of one share of Optimize Series 1 Common Stock to $1.6901412 in cash or one share of Optimize Series 1 Common Stock to 1.0694727 shares of Heroic Preferred Stock (a "Mixed Election").

Each share of Optimize Series 2 Common Stock issued and outstanding immediately prior to the merger effective time were converted into the right to receive 1.0694727 shares of Heroic Series 2 Common Stock.

Each outstanding option to acquire Optimize stock held by any Optimize employee or by any other person (each, a "Company Option") granted pursuant to the Optimize 2014 Stock Plan or otherwise, was not assumed by Heroic and was canceled and extinguished and the vested portion thereof was automatically converted into the right to receive a cash payment equal to the product obtained by multiplying (i) the aggregate number of shares of Optimize stock that were issuable upon exercise of such Company Option immediately prior to the merger effective time and (ii) $1.6901412 less the per share exercise price of such Option, minus any taxes required to be withheld from such product.

Based on Optimize stockholders' elections, 106,500 shares of Optimize Series 1 Common Stock, 47,500 shares of Optimize Series 1 Preferred Stock and 472,649 shares of Optimize Series 2 Preferred Stock were converted to 670,175 shares of Heroic Series Seed Preferred Stock. The holders of 635,000 shares of Optimize Series 1 Common Stock, 403,500 shares of Optimize Series 1 Preferred Stock and 617,765 shares of Optimize Series 2 Preferred Stock opted to receive cash which totalled $2,799,337, recorded as due to Optimize stockholders and treasury stock as of December 31, 2020. The Company paid the full amount in 2021.

The Optimize Series 2 Common Stock with issued and outstanding shares of 4,393,500 were converted to 4,698,728 shares of Heroic Series 2 Common Stock.

The fully vested options were converted into the right to receive cash amounting to $29,396, recorded as due to Optimize stockholders and treasury stock as of December 31, 2020. The Company paid the full amount in 2021.

The following is a summary of the issued and outstanding shares of Optimize and Heroic before and after the merger:

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2021 and 2020 and for the years then ended

| | Prior merger | | After merger |
	Optimize	Heroic	Heroic
Common Stock			
Series 1 Common Stock	741,500	-	-
Series 2 Common Stock	4,393,500	10,095,763	14,794,491
Preferred Stock			
Series Seed-1 Preferred Stock	451,000	-	-
Series Seed-2 Preferred Stock	1,090,414	-	-
Series Seed Preferred Stock	-	-	670,175
Stock Plan			
Total Authorized Under Plan	365,000	-	-
Total Outstanding Under Plan	22,100	-	-
Total Exercised (or granted under SPA)	-	-	-
Total Available for Grant	342,900	-	-

Capital Restructuring

In order to provide an adequate number of authorized shares for the consummation of the Optimize merger and other merger transactions, the Company amended and restated its articles of incorporation increasing the total number of authorized shares of stock to 53,000,000, consisting of 43,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. The common stock is divided into two series, designated as Series 1 Common Stock consisting of 28,200,000 shares, and as Series 2 Common Stock consisting of 14,800,000 shares. The preferred stock is designated as Series Seed Preferred Stock consisting of 10,000,000 shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock.

Conversion

Each share of Preferred Stock shall be convertible (i) at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Series 1 Common Stock determined by dividing the applicable original issue price for the relevant series by the applicable conversion price for such series or (ii) automatically into fully-paid, non-assessable shares of Series 1 Common Stock at the then effective conversion rate for such share upon (i) the closing of a firm commitment underwritten initial public offering covering the offer and sale of Common Stock or (ii) the affirmative vote of the holders of a majority in voting power of the outstanding Preferred Stock, voting as a separate class.

Each share of Series 2 Common Stock shall be convertible into one (1) fully paid and nonassessable share of Series 1 Common Stock (i) at the option of the holder thereof at any time upon written notice to the Company or (ii) automatically into one (1) fully paid and nonassessable share of Series 1 Common Stock upon the affirmative vote of the holders of Series 2 Common Stock representing a majority of the voting power of the outstanding shares of Series 2 Common Stock. In addition, each share of Series 2 Common Stock will automatically be converted into one (1) fully paid and nonassessable share of Series 1 Common Stock upon the occurrence of a transfer of such share that is not a Permitted Transfer (as defined in the Company's Charter).

Voting

Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of Series 1 Common Stock into which the shares of preferred stock held by such holder could be converted as of the record date, excluding fractional shares.

Each holder of shares of Series 1 Common Stock shall be entitled to one vote for each share of Series 1 Common Stock held of record by such holder.

Each holder of shares of Series 2 Common Stock shall be entitled to ten (10) votes for each share of Series 2 Common Stock held of record by such holder.

Series Seed Preferred Stock

On January 24, 2021, the outstanding principal and interest on the convertible notes payable was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share (see Note 6).

During 2021, the Company raised gross proceeds of $9,999,927 through the issuance of 6,327,667 shares of Series Seed Preferred Stock, in the aggregate, at a price per share of $1.58035 under a concurrent Regulation D and Regulation Crowdfunding stock offering.

As of December 30, 2021 and 2020, a total of 7,752,170 and 670,175 shares of Series Seed Preferred Stock are issued and outstanding.

2021 Equity Incentive Plan

On September 8, 2021, the Company's Board of Directors adopted and the Company's stockholders approved the 2021 Equity Incentive Plan which provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The aggregate number of shares of common stock that may be issued pursuant to stock awards from and after the effective date will not exceed 2,500,000 shares and the aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options will be 5,000,000 shares of common stock. No shares or options were granted as of December 31, 2021.

NOTE 8: RELATED PARTY TRANSACTIONS

On November 13, 2020 (inception), the Company entered into an unsecured note agreement with a principal amount of $21,999, bearing interest at 0.13% per annum. The note is payable to the Company's founder and CEO and matures on November 13, 2021. The note payable was consideration for the purchase of the website domain. The Company paid the full amount in January 2021.

As of December 31, 2021 and 2020, the Company has a net receivable of $26,427 from the Company's founder and CEO.

During the years ended December 31, 2021 and 2020, the Company incurred a total of $2,827,225 and $63,600 expense to its investors for consulting services, respectively. As of December 31, 2021 and 2020, the Company has an outstanding payable of $319,873 and $12,000, respectively.

On December 9, 2021, the Company issued convertible promissory note to its investor with a principal amount of $100,000 and accrued interest of $241 as of December 31, 2021.

See Note 1 and Note 2 for discussion of the related party acquisition in 2021.

NOTE 9: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $1,379,647 and $225,344, respectively. The following table presents the deferred tax assets by source:

	2021	2020
Deferred tax assets:		
Net operating loss carryforwards	$ 1,258,388	$ 193,646
Depreciation and amortization	-	145
Charitable contribution	3,213	210
Cash to accrual differences	118,046	31,343
Valuation allowance	(1,379,647)	(225,344)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $5,992,322 and $922,125, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2021 tax years remain open to examination.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on the financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019. Management believes that the adoption of ASU 2018-07 has no impact on the Company's consolidated financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement", which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company's consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Management does not expect the adoption of ASU 2018-15 to have a material impact on the Company's consolidated financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Convertible Notes

Through the issuance of these consolidated financial statements, the Company has issued an additional original principal amount of $3,337,241 of convertible promissory notes in conjunction with 2021 Notes discussed in Note 6.

Management's Evaluation

Management has evaluated all subsequent events through May 2, 2022, the date the consolidated financial statements were available to be issued and determined there are no additional material events requiring disclosure or adjustment to the consolidated financial statements.

**SIGNATURES**

        Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

/s/ Brian Johnson

_____

By Brian Johnson

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Johnson

_____

Brian Johnson, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

Date: May 2, 2022